Exhibit 99.1 Pioneering science for patient choice January 2022 © 2022 © 2022

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Pharvaris: Fulfilling an unmet need in the treatment of hereditary angioedema (HAE) and other bradykinin-mediated diseases Competitive product profile Large market opportunity Strong fundamentals Convenient, orally available, small Large global HAE market of $2+ Novel lead series with strong IP (primary molecule targeting the validated billion with predicted 13% CAGR CoM granted in multiple territories; initial bradykinin B2 receptor pathway over 5 years term to 2038) Clinical proof-of-mechanism with Potential portfolio expansion into World-wide operations: the Netherlands, superior potency and duration USA, and Switzerland (headquarters) other BK-mediated angioedema against surrogate endpoint, when and diseases through B2-receptor Cash runway to early 1Q24: €209.4 million compared to icatibant pathway expertise as of December 31, 2021 Favorable PK/PD profile supporting Experienced management team with both on-demand and prophylactic successful track record in HAE drug design treatment and development © 2022 3

Experienced management with deep expertise in development and rare diseases Berndt Modig Anne Lesage, Ph.D. Morgan Conn, Ph.D. Wim Souverijns, Ph.D. Chief Community Engagement Chief Early Development Officer Chief Business Officer Chief Executive Officer and Commercial Officer Includes the leaders behind the discovery, development, and approval of Firazyr® (icatibant), and a key Jochen Knolle, Ph.D. Peng Lu, M.D., Ph.D. Anna Nijdam member of the Takhzyro® Chief Scientific and Operating Officer Chief Medical Officer Principal Accounting Officer (lanadelumab) development team © 2022 4

Hereditary Angioedema (HAE) © 2022 © 2022

HAE is a rare, life-long condition characterized by attacks of swelling § Rare and potentially life-threatening genetic condition § 1:10,000 to 1:50,000 Individuals affected by HAE globally ‒ At least 6,600 patients in the U.S. ‒ At least 8,900 patients in Europe ‒ Globally, under-diagnosed/treated Nordenfelt et al, Acta Derm. Venereol 2016: 96: 540-545 © 2022 6

HAE attacks are unpredictable, debilitating and potentially lethal § Attacks are unpredictable in Annual attacks (overall) frequency, location, timing, and 40% severity Median: 14 attacks/year •Females: 19 (range: 2-165 attacks/y) •Males: 9 (range: 1-42 attacks/y) ‒ Multiple types of triggers 30% ‒ If untreated, attacks last multiple days 20% ‒ Attacks are commonly painful, leading to hospitalization or multiple sick days 10% ‒ Half of patients experience a potentially life-threatening laryngeal 0% attack at least once in their lifetime 0 1-5 6-11 12-24 >24 Nordenfelt et al, Acta Derm. Venereol 2016: 96: 540-545 © 2022 7 Patients reporting

The swelling of an HAE attack is caused by excess levels of bradykinin: PHA121 is designed to block signaling by bradykinin Most genetic causes lead to elevated levels of bradykinin HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen Busse 2020 J Allergy Clin Immunol Pract © 2022 8

HAE patients actively switch products seeking improvement in efficacy, safety/tolerability, and convenience 1 2 3 … but safety & tolerability … while convenience has Efficacy is patient’s are pushing patients to become a key driver for prime concern … explore alternatives … patient preference Patients desire HAE therapy that can deliver on ALL fronts Source: Company research 2021 © 2022 9

HAE is a valuable, growing market

(US approved)	On-Demand	Prophylaxis
B2 receptor	firazyr (icatibant injection) $772M 2018 + generic	*open ground*
C1-INH	BERINERT C1 Esterase Inhibitor, Human $251M 3Q21 (est) RUCONEST C1 esterase inhibitor (recombinant) $152M 3Q21	HAEGARDA C1 Esterase Inhibitor Subcutaneous (Human) $253M 3Q21 (est) CINRYZE C1 esterase inhibitor (human) $137M 3Q21
plasma kallikrein	KALBITOR ecallantide $28M 3Q21	TAKHZYRO (lanadelumab-flyo) injection $633M 3Q21 orladeyo (berotralstat) capsules 150 mg $76M 3Q21

Source: Sales trends from quarterly filings (ASX: CSL; NYSE: TAK; AMS: PHARM; NASDAQ: BCRX); EvaluatePharma

- $2B+ market in 2018 growing ~13% annually
- Significant unmet need for an oral solution
- Most approved products are injectable
  - Efficacious, but often with injection-site reactions (leads some patients to delay treatment and risk attacks)
  - Time consuming to receive
  - Difficult to carry and/or store
- One oral product recently approved
  - Early sales validate patient demand for oral therapy

PHARVARIS
© 2022
10

Product Strategy © 2022 © 2022 11 CONFIDENTIAL

On-demand and prophylaxis: Developing two oral products utilizing the same active ingredient PHA121 PHVS416 PHVS719 Softgel capsule formulation Extended-release tablet formulation Aim to maintain compound exposure Potential to provide fast, easy, and to prevent attacks, providing an easy reliable symptom relief for all attacks and effective way for patients to live © 2022 12

Wholly-owned pipeline focused on bradykinin B2 receptor mechanism Candidate Indication Discovery Preclinical Phase 1 Phase 2 Phase 3 Next Milestone PHA121 Phase 2 topline data PHVS416 in 4Q2022 On-demand HAE (RAPIDe-1 trial) Phase 2 topline data PHVS416 in 4Q2022 HAE Prophylaxis (PoC) (CHAPTER-1 trial) Phase 1 topline PK PHVS719 data in 1Q2022 HAE Prophylaxis PHAxxx undisclosed © 2022 13 PHA121 API XR Tablet Softgel Capsule Solution

Programs © 2022 © 2022 CONFIDENTIAL

Pharvaris compounds are potent, orally available competitive inhibitors of the bradykinin B2 receptor Competitive antagonism of bradykinin-induced contraction (human umbilical vein preparation) Pharvaris Icatibant compound Increasing antagonist concentration Increasing antagonist concentration pA 8.7 nM pA 0.21 nM 2 2 PHA121 is 25-fold more potent than icatibant at the endogenous human B2 receptor Lesage et al, Frontiers in Pharmacology, 2020 (11), 916, doi: 10.3389/fphar.2020.00916 © 2022 15

PHA121 PK/PD in humans © 2022 © 2022 CONFIDENTIAL

PHA121 was well tolerated in Phase 1 SAD and MAD trials PHA121 (oral solution) has completed SAD and MAD All doses were well tolerated in Phase 1 studies SAD, SADext, and MAD studies (oral solution) § Single ascending dose: 1-50 mg; double-blind, placebo-controlled § No SAEs or severe AEs were reported § Food effect: 22-50 mg; fasting, high-fat diet, normal diet with no treatment discontinuations § Total incidence of AEs was similar § Bradykinin challenge: 12/22 mg; Proof-of-mechanism between active and placebo groups § Multiple ascending dose: 12-50 mg; double-blind, placebo- § Most AEs observed were of mild controlled severity § No clear differences for AE patterns No clinically significant changes were observed for between different dosing regimens vs. placebo physical exams, vitals, ECG, and safety lab assessments © 2022 17

PHA121 demonstrates a well-behaved dose-proportional PK profile 1 mg PHA-022121 fasted 250 22 mg PHA121 1000 250 (fasted) 2 mg PHA-022121 fasted 200 22 mg PHA121 4.5 mg PHA-022121 fasted 200 100 (HCHF meal) 150 12 mg PHA-022121 fasted 22 mg PHA121 100 22 mg PHA-022121 fasted 150 10 (standard meal) 40 mg PHA-022121 fasted 50 EC 85 100 1 0 0.00 0.50 1.00 50 0.1 EC 85 0 0.01 0 4 8 12 16 20 24 0 12 24 36 48 60 Time (h) Time (h) § Approximately dose-proportional PK with single and § Rapid exposure under both fasted and fed status (EC 85 multiple oral administration within 15 min); T delayed by ~2 hours with food max § Half-life approximately 3.4-5.6 hours (approximately § Lower C and comparable AUC under fed max 0-24h three-fold longer than icatibant) (standard and high-calorie, high-fat) compared to fasted status https://epostersonline.com/acaai2020/node/1384 © 2022 18 Plasma concentrations of PHA-022121 (ng/mL) Plasma concentrations of PHA-022121 (ng/mL)

In multiple-dose studies, when dosed with food, BID doses of PHA121 solution maintain exposure above predicted efficacious levels C (mean) on Day 10 Exposure following last dose (Day 10) trough prior to final dose 250 200 150 EC 85 100 50 EC85 0 12 mg 22 mg 33 mg 55 mg BID BID BID BID Steady state reached within 72 hours; plasma trough levels on Day 10 remained well above EC 85 https://ir.pharvaris.com/static-files/81a9499d-0769-4b89-8ecd-8ace5ca521d3 © 2022 19 CONFIDENTIAL PHA121 C PLASMA EXPOSURE (ng/ml) trough

Inhibition of bradykinin-induced hemodynamic effects is a validated surrogate assessment


Bradykinin (BK)
BP
HR

- In healthy volunteers, pre-dosing a bradykinin-B2-receptor antagonist blocks the hemodynamic effects of bradykinin
  - Bradykinin effects restored as single-dose eliminated
- Used to select clinical dose in the original icatibant development program, as reviewed by FDA and EMA

- Icatibant's clinical dose, established with the BK challenge, has demonstrated successful resolution of HAE attacks in randomized clinical trials and over 10 years of data post-approval
  - Icatibant Outcome Survey: Longitudinal survey over 10 years; more than 5000 HAE attacks treated with 30 mg SC

Proportion of attacks treated


One dose
93.1%
Two doses
6.0%
Three or more
0.9%

https://www.accessdata.fda.gov/drugsatfda_docs/nda/2011/022150Orig1s000ClinPharmR.pdf; *Maurer et al 2020: Long-term effectiveness and safety of icatibant for the on-demand treatment of hereditary angioedema attacks: 10 years of the icatibant outcome survey (EAACI Poster #1118, June 6-8, 2020):* https://clinicaltrials.gov/ct2/show/NCT01034969

PHARVARIS © 2022 20

In preclinical in vivo studies, oral PHA121 inhibits challenge by bradykinin with longer duration and faster onset than SC icatibant https://education.aaaai.org/sites/default/files/L37%20Lesage_1.pdf © 2022 21

In healthy volunteers, oral pre-treatment with PHA121 blocks the effect of bradykinin-induced hemodynamic changes


PHA121 or placebo (po)
Bradykinin (BK)
BK
BK
BK
BK
BK
Predose
0
+1
+4
+8
+12
+24
hours
Predose
+1 h after dose
Systolic BP
Mean Arterial BP
Diastolic BP
BK
BK

PK/PD modeled using a nonlinear mixed-effect E_{max} model comparing effect (inhibition of the baseline, average-to-peak) to PK (two-compartment model, first-order oral absorption)

Human BK challenge	PHA121
EC_{50} (ng/mL)	2.4
EC_{85} (ng/mL)	13.8

Potency ~4x higher than icatibant based on plasma concentration (published data)

- ~24x more potent on molecule-by-molecule basis (170 pM for PHA121 vs. 4.1 nM for icatibant)
  - Consistent with *in vitro* measurement: PHA121 demonstrates K_b 150 pM (recombinant) and 350 pM (endogenous) at the human bradykinin B2 receptor

https://epostersonline.com/acaai2020/node/1369; https://doi.org/10.1016/j.jaci.2019.12.094; https://www.accessdata.fda.gov/drugsatfda_docs/nda/2011/022150Orig1s000ClinPharmR.pdf

PHARVARiS © 2022 22

A single PHA121 dose predicted to provide similar pharmacodynamic effect as two injections of icatibant Estimated duration of effect (icatibant versus PHA121) PK (exposure) Icatibant PHA121 PHA121 Response 30 mg SC 12 mg PO 22 mg PO Time (h) plasma level above EC at 50% confidence level 85 DBP 5.5 7.5 10 PHA121, PO MABP 5.5 7 10 22 mg PD HR 5.5 6.5 9.5 Icatibant, SC (effect) 2x30 mg Q6h DBP: diastolic blood pressure; MABP: mean arterial blood pressure; HR: heart rate The PK/PD model was used to simulate PK profiles (N=1000) and calculate probability of durations of effect as well as to visualize effect-time profiles https://epostersonline.com/acaai2020/node/1369; https://www.accessdata.fda.gov/drugsatfda_docs/nda/2011/022150Orig1s000ClinPharmR.pdf © 2022 23

PHVS416/On-Demand Softgel capsule formulation of PHA121 © 2022 © 2022 CONFIDENTIAL

HAE RAPIDe-1 study underway: On-demand treatment of acute attacks in Type 1 or 2 HAE patients



Study Site
Home Treatment
Non-attack
Attack 1
Attack 2
Attack 3
Screening Period
Randomization
PHA121 (10 mg)
PHVS416 PHVS416 placebo
PHVS416 placebo PHVS416
placebo PHVS416 PHVS416
PHA121 (20 mg)
PHVS416 PHVS416 placebo
PHVS416 placebo PHVS416
placebo PHVS416 PHVS416
PHA121 (30 mg)
PHVS416 PHVS416 placebo
PHVS416 placebo PHVS416
placebo PHVS416 PHVS416

- Primary objective: to evaluate angioedema symptom relief within four hours in acute attacks of patients with HAE type 1 or 2
- Placebo-controlled, three doses
- Primary endpoint: ΔVAS at 4hr post-dose
  - VAS, MSCS, TOS will be assessed up to 48 hr post-dose
- Up to 72 HAE patients to enroll from ~30 sites in US, Canada, Europe, Israel, and UK
- Topline data anticipated 4Q2022

www.hae-rapide.com; https://clinicaltrials.gov/ct2/show/NCT04618211; https://hae-rapide.us/; https://www.clinicaltrialsregister.eu/ctr-search/search?query=2020-003445-11

VAS: visual analogue score; MCSC: mean symptom complex severity; TOS: treatment outcome score

PHARVARiS © 2022 25

On-Demand: PHVS416 aims to provide clear differentiation for efficacy and convenience

Clinical data	PHVS416	Icatibant	KVD900	berotralstat	BERINERT®	RUCONEST®	KALBITOR®
FDA Approval	*(Phase 2)*	2011	*(end of Phase 2)*	*(EOP2, dropped)*	2009	2014	2009
Mechanism	B2R	B2R	pKi	pKi	C1INH	C1INH	pKi
Dose	≤30 mg	30 mg	6x100 mg	750 mg	20 IU/kg	50 IU/kg	3x10 mg
Form	Soft capsule	SC	Tablet	Oral, suspension	IV (10 mL/2.5 min)	IV (14 mL/5 min)	SC, 3 doses
Storage	Room temp	Room temp	Room temp		Room temp	Room temp	Fridge
Administered	Patient	Patient	Patient	Patient	Patient	HCP/Patient	HCP
Time to 2x IC50	<15 min		10 min	<30 min	48 min		
Half-life (h)	3.4-5.6	1.4	~2	93	18	2.5	2
Single-dose resolution		93%		64%	80-89%%	90%	67-86%
Rescue or re-dose?		7%[5d]	21%[24h]	30%[24h]	11-20%	11%	14-33%
Initial relief (h)		0.8-1.5[VAS]	1.6[PGI-C]/6[VAS]	5	0.25	1.5[PGI-C]	--
50% VAS reduction (h)		2	6	8	--	3.5	--
Almost-complete symptom relief (h)		8		23	8.4	--	--
Side effects		Injection site reaction		Nasopharyngitis, diarrhea, headache	Thromboembolic events	Headache, rabbit allergy	Anaphylaxis, pruritus, rash, nausea

Source: Firazyr, Ruconest, Kalbitor prescribing information; Pharming release 2018-12-07; BioCryst release 2018-09-04; Kalvista corporate presentation 2021-02-09; https://www.clinicaltrialsregister.eu/ctr-search/trial/2018-004489-32; Lumry 2013 Allergy Asthma Proc. 34(2), 155-161; EAACI 2020 Poster #1118; Zanichelli et al, C1 Inhibitor Workshop 2021 (https://www.kalvista.com/sites/default/files/presentations/zoom_0.mp4)

PHARVARiS © 2022 26

PHVS719/Prophylaxis Extended-release tablet formulation of PHA121 © 2022 © 2022

Prophylactic proof-of-concept study underway with PHVS416 Candidate Phase 1 Phase 2 Phase 3 Indication Utilizing the food effect observed in Phase 1, PK/PD modeling PHVS416 Data 4Q22 suggests that PHA121 can maintain exposure >EC 85 Prophylaxis HAE with twice-daily dosing of PHVS416 PHVS719 Data 1Q22 Prophylaxis HAE Pharvaris is targeting to use PHVS719 for pivotal studies in HAE prophylaxis § Combining exposure/efficacy data from PHVS416 Phase 2 (CHAPTER-1) study and exposure data from PHVS719 Phase 1 study © 2022 28 XR Softgel Tablet

HAE CHAPTER-1 study recruiting: Prevention of attacks in HAE patients § Primary objective: assessing safety and efficacy of 12 WEEKS PHA121 in preventing HAE attacks in patients with HAE type 1 or type 2 Placebo 2 placebo capsules § Placebo-controlled, 3 parallel arms, two doses § Primary endpoint: Number of investigator- PHA121 1 PHVS416 capsule (10 mg) 1 placebo capsule confirmed HAE attacks • Secondary endpoints include moderate or severe HAE PHA121 2 PHVS416 attacks, HAE attacks requiring acute treatment (20 mg) capsules § 30 HAE patients across 24 sites in US, Canada, BID dosing after meals Europe, Israel, and UK § Topline data anticipated 4Q22 https://clinicaltrials.gov/ct2/show/NCT05047185, https://haechapter-1.com/ © 2022 29 Screening Period Randomization

PHVS719 PK study underway: Assessing QD potential

- Open-label, crossover comparison in 8 adult male healthy volunteers
- Sequential dosing (random order) of:
  - PHVS416: 20 mg dose (fasted)
  - PHVS719 prototypes
    - XR1: 20 mg dose (fasted, fed)
    - XR2: 40 mg dose (fasted, fed)



Study Site
PHVS416
XR1 (fed)
XR1 (fasted)
XR2 (fed)
XR2 (fasted)
Randomized order

- Primary objective to assess PK under fasting conditions
  - Secondary objectives to assess food effect; compare exposure to PHVS416; evaluate safety and tolerability
- Key performance parameters
  - Mean plasma concentration maintained above 13.8 ng/mL at 12 or 24 hours
  - Extended-release profile enabling QD option for prophylactic use
- Topline results expected 1Q22

PHARVARIS © 2022 30

Prophylaxis: PHVS719 aims to combine efficacy and convenience compared to approved therapies and oral pipeline PHVS719 KVD824 ORLADEYO® TAKHZYRO® HAEGARDA® CINRYZE® FDA Approval (Phase 1/2) (Phase 2) 2020 2018 2017 2008 Mechanism B2R pKi pKi pK mAb C1INH C1INH Dose ≤40 mg 300-900 mg 150 mg, 110 mg 300 mg 60 IU/kg 1000-2500 IU Form XR tablet Delayed-release tablet Hard capsule SC, 2 mL SC, 6 mL IV, 10-25 mL Storage room temp room temp fridge room temp fridge/room temp Frequency Daily Twice daily Once daily Semi-monthly Semi-weekly Semi-weekly Attack reduction (mean) 44% 87% 84% 84.5% ≥50% reduction 58% 100% 90% ≥70% reduction 50% 89% 83% ≥90% reduction 23% 67% 58% Patients, attack-free 44% -- 40% (study) (77-87% SS) Steady-state ~3 d ~3 d (est.) 6-12 days 10 weeks ~14 d (est.) ~7 d (est.) GI effects, QTc on Injection-site reaction, Headache, nausea, Side effects higher doses, injection-site reaction thromboembolic events thromboembolic events moderate DDI Source: Takhzyro, Haegarda, Cinryze, Orladeyo prescribing information; Aygoren-Pursun 2018. NEJM 379(4), 352-62; ICER 2018 Final Evidence Report – Long-Term Prophylaxis in HAE; Kalvista corporate presentation 2020-12-16 and quarterly report 2021-09-09 © 2022 31

Pharvaris poised for multiple milestones in 2022 HAE On-Demand HAE Prophylaxis (type 1 and type 2) (type 1 and type 2) RAPIDe-1 Ph2 topline data CHAPTER-1 Ph2 topline data PHVS416 soft capsule (anticipated 4Q22) (anticipated 4Q22) Ph1 topline PK data PHVS719 XR tablet not applicable (anticipated 1Q22) €209.4 million cash (YE21) provides runway into early 1Q24 © 2022 32

Nasdaq: PHVS © 2022 © 2022